CG Consolidated, LLC and Subsidiaries

Consolidated Financial Statements

December 31, 2021 and 2020

armanino

TABLE OF CONTENTS

armanino

INDEPENDENT AUDITOR'S REPORT

To the Members and Management of
CG Consolidated, LLC
Austin, Texas

Opinion

We have audited the accompanying consolidated financial statements of CG Consolidated, LLC (a Texas limited liability company) and Subsidiaries (the "Company"), which comprise the consolidated balance sheet as of December 31, 2021, and the related consolidated statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

In our opinion, the 2021 consolidated financial statements referred to above present fairly, in all material respects, the financial position of CG Consolidated, LLC and Subsidiaries as of December 31, 2021, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of CG Consolidated, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Prior Period Financial Statements

The consolidated financial statements as of December 31, 2020, were audited by Holtzman Partners, LLP, whose practice became part of ArmaninoLLP as of January 1, 2022, and whose report dated March 26, 2021, expressed an unmodified opinion on those statements.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about CG Consolidated, LLC's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with auditing standards generally accepted in the United States of America will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with auditing standards generally accepted in the United States of America, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of CG Consolidated, LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about CG Consolidated, LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Armanino LLP

Armanino LLP
Austin, Texas

April 1, 2022

CG Consolidated, LLC and Subsidiaries
Consolidated Balance Sheets
December 31, 2021 and 2020

	2021	2020
ASSETS		
Current assets		
Cash and cash equivalents	$ 7,629,012	$ 4,913,713
Inventory, net	1,082,090	745,175
Prepaid expenses and other, inclusive of Employee Retention Tax Credit in 2021 (see Note 10)	4,124,640	1,183,774
Total current assets	12,835,742	6,842,662
Property and equipment, net	1,050,441	1,417,523
Other assets	190,904	1,075,593
Total assets	$ 14,077,087	$ 9,335,778
LIABILITIES AND MEMBERS' EQUITY		
Current liabilities		
Accounts payable	$ 724,381	$ 865,851
Accrued expenses	1,615,479	1,567,982
Accrued independent trainer fees	917,426	928,959
Deferred revenue	1,311,948	1,485,146
Notes payable, current portion	730,895	896,259
Total current liabilities	5,300,129	5,744,197
Deferred rent, net of current portion	94,877	138,592
Notes payable, net of current portion and discount	375,442	579,111
Accrued future distribution right	1,952,021	-
Total liabilities	7,722,469	6,461,900
Members' equity	6,354,618	2,873,878
Total liabilities and members' equity	$ 14,077,087	$ 9,335,778

The accompanying notes are an integral part of these consolidated financial statements.

CG Consolidated, LLC and Subsidiaries
Consolidated Statements of Operations
For the Years Ended December 31, 2021 and 2020

	2021	2020
Revenues	$ 53,223,084	$ 59,095,865
Cost of revenues	37,758,580	41,762,490
Gross profit	15,464,504	17,333,375
Operating expenses		
Sales and marketing	7,270,351	5,885,323
General and administrative	6,740,533	6,571,652
Research and development	4,273,841	3,225,578
Total operating expenses	18,284,725	15,682,553
Income (loss) from operations	(2,820,221)	1,650,822
Other income		
Interest income and other	283,040	291,997
Forgiveness of Paycheck Protection Program loan	-	1,002,300
Interest expense and other	(255,319)	(126,760)
Gain from Employee Retention Tax Credit	2,000,155	-
Total other income	2,027,876	1,167,537
Income (loss) before provision for income taxes	(792,345)	2,818,359
Income taxes	182,942	264,602
Net income (loss)	$ (975,287)	$ 2,553,757

The accompanying notes are an integral part of these consolidated financial statements.

CG Consolidated, LLC and Subsidiaries
Consolidated Statements of Changes in Members' Equity
For the Years Ended December 31, 2021 and 2020

	Class A Common Units		Series A Preferred Units		
	Units	Amount	Units	Amount	Total
Balance, January 1, 2020	-	$ 1,566,121	-	$ -	$ 1,566,121
Distributions	-	(1,246,000)	-	-	(1,246,000)
Net income	-	2,553,757	-	-	2,553,757
Balance, December 31, 2020	-	2,873,878	-	-	2,873,878
Distributions	-	(300,000)	-	-	(300,000)
Issuance of Common Units upon capital restructuring	65,000,000	-	-	-	-
Issuance of Series A Preferred Units, net of Issuance costs of $977,952	-	-	9,860,000	8,882,048	8,882,048
Accretion of future distribution right	-	-	-	(1,952,021)	(1,952,021)
Repurchase of common units	(2,174,000)	(2,174,000)	-	-	(2,174,000)
Net loss	-	(399,878)	-	(575,409)	(975,287)
Balance, December 31, 2021	62,826,000	$ -	9,860,000	$ 6,354,618	$ 6,354,618

The accompanying notes are an integral part of these consolidated financial statements.

CG Consolidated, LLC and Subsidiaries
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2021 and 2020

	2021	2020
Cash flows from operating activities		
Net income (loss)	$ (975,287)	$ 2,553,757
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities		
Depreciation and amortization expense	414,407	433,496
Amortization of debt discount	27,578	27,578
Gain on forgiveness of PPP loan	-	(1,002,300)
Changes in operating assets and liabilities		
Inventory	(336,915)	(48,293)
Prepaid expenses and other, inclusive of Employee Retention Tax Credit in 2021 (see Note 10)	(2,940,866)	(513,902)
Other assets	884,689	(1,020,977)
Accounts payable	(141,470)	454,952
Accrued expenses	47,497	14,353
Accrued independent trainer fees	(11,533)	174,111
Deferred revenue	(173,198)	(337,356)
Deferred rent	(43,715)	(34,116)
Net cash provided by (used in) operating activities	(3,248,813)	701,303
Cash flows from investing activities		
Purchase of property and equipment	(47,325)	(5,832)
Proceeds from sale of property and equipment	-	5,000
Net cash used in investing activities	(47,325)	(832)
Cash flows from financing activities		
Member distributions	(300,000)	(1,246,000)
Repayment of notes payable	(396,611)	(337,855)
Proceeds from issuance of notes payable	-	996,900
Proceeds from issuance of Series A Preferred Units, net	8,882,048	-
Repurchase of Common Units	(2,174,000)	-
Net cash provided by (used in) financing activities	6,011,437	(586,955)
Net increase in cash and cash equivalents	2,715,299	113,516
Cash and cash equivalents, beginning of year	4,913,713	4,800,197
Cash and cash equivalents, end of year	$ 7,629,012	$ 4,913,713

Supplemental disclosures of cash flow information

	2021	2020
Cash paid during the year for		
Interest	$ 27,480	$ 41,761
Taxes, net of refunds	$ 272,610	$ 265,000

The accompanying notes are an integral part of these consolidated financial statements.

CG Consolidated, LLC and Subsidiaries
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2021 and 2020

		2021		2020
Supplemental schedule of noncash investing and financing activities				
Accretion of future distribution right	$	1,952,021	$	-

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE OF OPERATIONS

CG Consolidated, LLC and its subsidiaries, (collectively, the "Company"), is an outdoor and virtual group-fitness program that offers workouts, typically in a given cycle consisting of multiple weeks ("Camp"). It provides technology, marketing, and administrative support to hundreds of independent contractor and franchisee trainers ("Independent Trainers") in multiple states and metropolitan markets. Independent Trainers select and operate their outdoor locations, operate virtual workout sessions, choose their workout plans, sell Camp, sell the Company's membership program ("BOLD"), and other Company products and services including branded athletic gear, and ultimately train Company customers in a group environment. The Company was founded in 2008. As of December 13, 2020, the Company converted its basic independent contractor model into a franchise model. Related to this, in 2020, the Company formed two new subsidiaries: CG Growth Systems, LLC to run franchise operations, and CG IP Holdings, LLC to hold intellectual property (IP) rights for internally developed IP. Effective December 31, 2020, the Company dissolved one of its subsidiaries, CG Trainers, LLC. Effective September 15, 2021, the Company formed the subsidiary CG Training, LLC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting and consolidation

The 2020 consolidated financial statements include the accounts of CG Consolidated, LLC, and its wholly owned subsidiaries: CG Nation, LLC (dba Camp Gladiator), CG Growth Systems, LLC, CG IP Holdings, LLC, and CG Trainers, LLC. The 2021 consolidated financial statements include the accounts of CG Consolidated, LLC, and its wholly owned subsidiaries: CG Nation, LLC (dba Camp Gladiator), CG Growth Systems, LLC, CG IP Holdings, LLC, and CG Training, LLC. The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as defined by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). All significant intercompany balances and transactions have been eliminated in consolidation.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments acquired with an original maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents are stated at cost, which approximates market value, because of the short maturity of these instruments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents. The Company maintains its cash and cash equivalent balances in highly rated financial institutions, which at times may exceed federally insured limits. The Company has not experienced any loss relating to cash and cash equivalents in these accounts. No customer comprised more than 10% of total revenues in 2021 and 2020.

Fair Value of financial instruments

The Company's financial instruments consist principally of cash and cash equivalents, accounts payable, accrued expenses and notes payable. The carrying amounts of these financial instruments are considered to approximate their respective fair values due to the short-term nature of such financial instruments. Cash equivalents, measured at fair value on a recurring basis, are categorized based on quoted prices in active markets.

Inventories

Inventories consist of Camp Gladiator branded exercise clothing, workout mats, and other gear. Inventories are stated at the lower of cost (average cost method) or net realizable value. The Company performs a periodic review of inventory that considers future demand and market conditions. If these conditions are less favorable than forecasted, the Company may be required to record a writedown to net realizable value. An allowance of $148,283 and $9,634 was recorded as of December 31, 2021 and 2020, respectively.

Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, generally 3 to 10 years. Leasehold improvements are amortized over the shorter of the remaining terms of the respective leases or the remaining useful lives of the improvements. When depreciable assets are sold, retired, or disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in other income (expense) in the Company's consolidated statements of operations in the period incurred. Major additions and betterments are capitalized. Repairs, maintenance, and minor replacements that do not materially improve or extend the lives of the respective assets are charged to operating expense as incurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Long-Lived assets

Long-lived assets, which consist primarily of capitalized software implementation costs, are reviewed for impairment whenever events or circumstances indicate their carrying value may not be recoverable. When such events or circumstances arise, an estimate of future undiscounted cash flows produced by the asset, or the appropriate grouping of assets, is compared to the asset's carrying value to determine if impairment exists. If the asset is determined to be impaired, the impairment loss is measured based on the excess of its carrying value over its fair value. Assets to be disposed of are reported at the lower of carrying value or net realizable value. No indicators of impairment were identified during the years ended December 31, 2021 or 2020.

Capitalized software development costs

In accordance with the applicable guidance, the Company is required to capitalize specific software development costs, including costs to develop software, including websites, or the software components of its solutions, as well as software programs to be used solely to meet its internal needs, when applicable. The costs incurred in the preliminary stages of development related to research, project planning, training, maintenance, general and administrative activities, and overhead are expensed as incurred. Once an application has reached the application development stage, internal and external costs incurred in the performance of application development stage activities, including costs of materials, services, and payroll and payroll-related costs for employees and third-party consultants, are required to be capitalized, until the software is substantially complete and ready for its intended use. Costs related to post implementation activities, including the design or maintenance of websites, are expensed as incurred. To date, the period between completion of the preliminary project stage and the software being substantially complete and ready for its intended use has been short and software development costs that would have qualified for capitalization during those periods have been insignificant. The Company's software development costs are included in research and development expense in the accompanying consolidated statements of operations.

ASC 350-40 requires hosting arrangements that are service contracts to follow the guidance for internal-use software to determine which implementation costs can be capitalized. In accordance with ASC 350-40, (i) capitalized implementation costs are classified in the same balance sheet line item as the amounts prepaid for the related hosting arrangement; (ii) amortization of capitalized implementation costs are presented in the same income statement line item as the service fees for the related hosting arrangement; and (iii) cash flows related to capitalized implementation costs are presented within the same category of cash flow activity as the cash flows for the related hosting arrangement (i.e. operating activity).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Capitalized software development costs (continued)

As of December 31, 2021 and 2020, the net carrying value of capitalized implementation costs related to hosting arrangements that were incurred during the application development stage was approximately $968,000 and $1.2 million, respectively. These costs related primarily to the implementation by an external party of a new customer relationship management application. Capitalized implementation costs are amortized using the straight-line method over the expected remaining term of the hosting arrangement, which was originally estimated to be 63 months, but was reduced for certain applications subsequent to December 31, 2021. This change has been applied on a prospective basis commencing in 2022. Amortization of capitalized implementation costs for the years ended December 31, 2021 and 2020 was approximately $279,000 and $36,000, respectively, which is included in the same line item in the consolidated statements of operations as the expense for fees for the associated hosting arrangement. Capitalized implementation costs that will be expensed during the succeeding twelve month period are included in Prepaid expenses and other and the remaining portion is included in Other assets in the accompanying consolidated balance sheets.

Deferred revenue

Deferred revenue consists of prepayments by the Company's customers for Camp purchases, Camp subscriptions, and unshipped gear merchandise. Deferred revenue for Camp purchases and Camp subscriptions are recognized over the contract periods as the revenue recognition criteria are met. Contract periods are typically either 5 weeks, 6 months, 12 months, or 24 months. Deferred revenue that will be recognized during the succeeding twelve-month period is recorded as current deferred revenue and any remaining portion is recorded as noncurrent. As of December 31, 2021 and 2020, all deferred revenue is classified as current.

Accrued independent trainer fees

The Company contracted with a large number of Independent Trainers, most of whom provide training services to its customers, and effective December 13, 2020 continued to contract with Independent Trainers as franchisees through its subsidiary CG Growth Systems, LLC, in addition to contracting beginning in 2021 with non-franchisee Independent Trainers through its subsidiary CG Training, LLC. Independent Trainers are paid a combination of service fees made up of commissions, location income sharing, and other service fees. Each Independent Trainer is paid approximately every five weeks, and unpaid fees earned by the Independent Trainers as of the end of each accounting period are accrued.

Shipping and handling costs

Amounts billed to customers related to shipping and handling for sales transactions are included in revenue with corresponding costs recorded in cost of revenues.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cost of revenues

Cost of revenues primarily consists of payments to Independent Trainers, rent at Camp locations, cost of items provided to customers as part of their Camp or membership purchase, cost of merchandise sold, shipping and handling costs, payment processing costs, direct costs related to the customer support team, and the costs relating to executing revenue-generating events for the Company's customers and Independent Trainers.

Advertising

The Company expenses advertising costs as incurred. Advertising expenses were $1,447,836 and $1,217,189 for the years ended December 31, 2021 and 2020, respectively, and are included in sales and marketing expenses in the accompanying consolidated statements of operations.

Sales taxes

The Company records sales and other taxes collected from customers and subsequently remitted to government authorities as increases to cash with a corresponding offset to sales tax payable. The Company removes the sales tax payable balances from the balance sheet as cash is remitted to the tax authority.

Income taxes

As limited liability companies, the Company and its subsidiaries are not directly liable for federal income taxes. Such taxes are the responsibility of the individual members. Income and losses for tax purposes may differ from the financial statement amounts and may be allocated to the members on a different basis for tax purposes than for financial statement purposes. The members' equity balances as reflected in the accompanying consolidated financial statements do not necessarily represent the members' tax basis of their respective interests. The Company is subject to entity-level state franchise tax in the state of Texas and entity-level state franchise and/or income tax in other states that the Company operates within. Expense related to these taxes are reflected in "Income taxes" in the accompanying consolidated statements of operations. Accruals related to these taxes are included in "Accrued expenses" on the accompanying consolidated balance sheets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements

In February 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842). This standard requires lessees to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months on its balance sheet. The standard also expands the required quantitative and qualitative disclosures surrounding leases. In July 2018 this standard was updated and improved through ASU 2018-10 and ASU 2018-11. In June 2020, the FASB issued ASU 2020-05, which changed the effective date for entities other than public business entities to annual periods beginning after December 15, 2021. Early adoption is permitted. This standard will be applied using a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. However, per ASU 2018-11, the Company can elect to recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption rather than in the earliest period presented. Management is currently evaluating the effect of these provisions on the Company's financial position and results of operations.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This standard is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments. For trade and other receivables, held-to-maturity debt securities, loans and other instruments, entities will be required to use a new forward-looking "expected loss" model that generally will result in the earlier recognition of allowances for losses. In November 2019, the FASB issued ASU 2019-10, which changed the effective date for entities other than public business entities to annual periods beginning after December 15, 2022. Early adoption is permitted. This standard will be applied as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. Management is currently evaluating the effect of these provisions on the Company's financial position and results of operations.

Reclassifications

Certain prior year balances have been reclassified to conform to current year presentation.

Subsequent events

Subsequent events have been evaluated through April 1, 2022, which represents the date the financial statements were available to be issued. See specific subsequent events disclosed in Note 11.

3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	2021	2020
Fitness equipment	$ 436,913	$ 436,913
Furniture and office equipment	223,360	216,471
Vehicle and related equipment	26,040	26,040
Leasehold improvements	2,217,343	2,195,582
Other equipment	264,328	245,653
	3,167,984	3,120,659
Accumulated depreciation and amortization	(2,117,543)	(1,703,136)
	$ 1,050,441	$ 1,417,523

Depreciation expense relating to the Company's property and equipment was $414,407 and $433,496 for the years ended December 31, 2021 and 2020, respectively, and is included in operating expenses in the accompanying consolidated statements of operations.

4. NOTES PAYABLE

On December 1, 2014, the Company entered into a note payable agreement with the landlord of its leased office facilities for a principal amount of $100,000. Principal and interest are payable in equal monthly installments beginning on January 1, 2015. The note payable matured on February 1, 2020 and bore interest at an annual rate of 5.5%. This note payable was paid in full as of December 31, 2020.

In June 2019, the Company entered into a note payable agreement with a financial institution for a principal amount of $850,000. Principal and interest are payable in equal monthly installments beginning on July 10, 2019. The note payable matures on the earlier of June 10, 2024 or on-demand at the request of the lender and bears interest at 5% per annum. Certain equipment of the Company is pledged as collateral for the note payable. The Company is required to meet certain financial and nonfinancial covenants. As of December 31, 2021, the Company was in technical default of certain financial covenants required under this agreement. The lender is in the process of waiving the covenant violation. As of December 31, 2021 and 2020, $490,895 and $656,259 remained outstanding on the note payable, respectively. As the financial institution can demand payment of the note payable at any time, the full outstanding balance on the note payable is presented as a current liability in the accompanying consolidated balance sheets.

4. NOTES PAYABLE (continued)

In September 2019, the Company entered into a note payable agreement with a member of the Company in the amount of $1,500,000 to repurchase the outstanding Class B Interests, which represented 7.5% of the outstanding interests in the Company. A lump sum of $300,000 was payable within 60 days of closing and the remaining principal and interest are payable in equal monthly installments beginning on October 1, 2019. The note payable matures on September 30, 2024 and contains no stated interest rate. The Company recorded a $140,183 discount on the note using a 5% discount rate, which is amortized to interest expense over the term of the loan. As of December 31, 2021 and 2020, $44,558 and $80,889 of the debt discount was unamortized, respectively, and $660,000 and $900,000 remained outstanding on the note payable, respectively.

The future maturities of the notes payable are as follows:

Year ending December 31,	
2022	$ 730,895
2023	240,000
2024	180,000
	1,150,895
Less: debt discount	(44,558)
	$ 1,106,337

5. COMMITMENTS AND CONTINGENCIES

The Company leases office facilities under a non-cancellable operating lease expiring in 2024. The term of the lease is considered its initial obligation period, which does not include option periods. The office lease has one optional three-year renewal period, rent holidays, and rent escalation clauses. The Company recognizes expense on a straight-line basis and records the difference between the recognized rental expense and amounts payable under the lease as deferred rent. The Company also leases Camp locations on a month to month or short-term basis.

The Company subleases a portion of its parking lot to third parties under an agreement that expired in December 2019 and renews on a monthly basis, but has been terminated as of September 30, 2021. The Company also subleases a portion of its office space to a third party under an agreement that expires in August 2022. Sublease income of $34,675 and $2,500 for the years ended December 31, 2021 and 2020, respectively, is included in interest income and other in the accompanying consolidated statements of operations.

Rent expense, net of subleases and inclusive of common area maintenance and real estate taxes, under operating leases included in the results of operations was $401,456 and $406,511 for the years ended December 31, 2021 and 2020, respectively.

5. COMMITMENTS AND CONTINGENCIES (continued)

The scheduled minimum lease payments under the lease terms are as follows:

Year ending December 31,		
2022	$	277,826
2023		336,200
2024		230,150
	$	844,176

Litigation

In the normal course of business, the Company may become involved in various lawsuits and legal proceedings. While the ultimate results of these matters cannot be predicted with certainty, management does not expect them to have a material adverse effect on the financial position or results of operations of the Company.

6. MEMBERS' EQUITY

The Company agreement outlines the rights and obligations of all members of the Company. All net profits and net losses and all related items of income, gain, loss, deduction and credit are allocated among the members in accordance with their respective percentage interests. In May 2021, the Company reorganized the capital structure of the Company by amending the Company agreement to remove reference to Class A and Class B Members and authorized the issuance of Common Units and Preferred Units as described below.

Common Units

Effective in May 2021, the Company has authorized for issuance up to 65,000,000 Common Units. In May 2021, all 65,000,000 units were issued to the existing Class A Members. In May and September 2021, 2,000,000 and 174,000 Common Units, respectively, were repurchased by the Company at a price of $1 per unit. As of December 31, 2021, 62,826,000 Common Units were issued and outstanding. The Common Units are subject to certain restrictions as to sale or transfer. The holders of Common Units have the right to one vote for each unit held.

Preferred Units

The Company has authorized for issuance up to 25,000,000 Series A Preferred Units. In May through December 2021, the Company issued a total of 9,860,000 Series A Preferred Units with an original issue price of $1 per unit for cash proceeds of $9,860,000. The Company had issuance costs of $977,952 associated with this transaction.

6. MEMBERS' EQUITY (continued)

Preferred Units (continued)

The Series A Preferred Units have liquidation preferences that entitle these unitholders to receive, as part of a qualifying transaction and prior and in preference to holders of the Company's Common Units, liquidation preference amounts less any aggregate amounts already distributed. The Series A liquidation preference is an amount equal to (i) until the fifth anniversary of the original Series A issue date, 1.5 times the original Series A issue price, (ii) on or after the fifth anniversary of the original Series A issue date, 2 times the original Series A issue price, and (iii) on or after the tenth anniversary of the original Series A issue date, 2.5 times the original Series A issue price. After the Series A liquidation preference is paid, the holders of the Common Units will receive an aggregate amount equal to the product of (a) the unpaid Series A liquidation preference distribution amount and Common Units distribution amount times (b) such Common Unitholders' percentage interest. Thereafter, the holders of the Preferred Units and Common Units will share pro rata in any remaining proceeds, after allocation on a pro rata basis to the Company's Long Term Incentive Plan award holders, in proportion to their relative percentage interests. At December 31, 2021, the Series A Preferred Units had a liquidation preference of $14,790,000.

Holders of the Preferred Units have the right to one vote for each unit held. Following the tenth anniversary of the original issuance of the Series A Preferred Units, on an annual basis during the period May 4th to June 3rd, the holders of a majority of the Series A Preferred Units then outstanding can request that the Company distribute to each holder of Series A Preferred Units an amount equal to such holder's unpaid liquidation preference as discussed above. The distribution would be required to be made within one year from the date the request is made and would not affect the amount of units held. Due to the fact that the distribution can be triggered at the option of the Series A Preferred Unit holders, the Company is accreting the amount of the potential future distribution over a ten year period, which represents the time from the original issuance date to the date of earliest distribution. The amount accreted as of December 31, 2021 is included in Accrued future distribution right on the accompanying consolidated balance sheet.

6. MEMBERS' EQUITY (continued)

Long-term incentive plan

Effective October 15, 2021, the Company adopted the CG Consolidated, LLC Long Term Incentive Plan (the "Plan"). The Plan provides for the issuance of Phantom Equity Units ("PEUs") to employees of the Company. The Company has authorized up to 10,000,000 PEUs for issuance under the Plan. PEUs vest based on years of service according to a four-year vesting schedule, with 25% of the units vesting on each anniversary, unless a different vesting schedule is specified for a given PEU issuance. Following any distributions made to Preferred or Common Unit holders either from available cash, except for tax distributions made to Members or other distributions that are explicitly excluded from Plan participation at the time by the Company's Board of Managers, or distributions made upon a deemed liquidation of the Company as described in the Plan document, the Company shall pay the PEU holders an amount equal to 10% of the total distribution made, and such total distribution includes the distribution to the PEU holders and to the Preferred and Common Unit holders. Individual PEU holders will receive a pro rata portion of that distribution according to their total vested PEUs, relative to the total vested PEUs in the Plan. As the Company does not plan to pay distributions in the near future, nor is a deemed liquidation event probable, no compensation expense has been recorded related to these awards. At December 31, 2021, of the total units authorized, 5,065,000 units were available for issuance under the Plan. As of December 31, 2021, the Company had 4,935,000 PEUs outstanding, of which 4,468,750 were vested based on the contractual vesting schedules.

7. DEFINED CONTRIBUTION PLAN

The Company has a defined contribution retirement plan qualifying under Section 401(k) of the Internal Revenue Code of 1986. Employer contributions to the plan totaled $277,635 and $209,925 for the years ended December 31, 2021 and 2020, respectively.

8. REVENUE RECOGNITION

Revenues are recognized when control of the promised goods or services is transferred to a customer in an amount that reflects the consideration the Company is expected to be entitled to in exchange for those goods or services over the term of the agreement. Executed contracts include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenues are recognized net of discounts and any taxes collected from customers, which are subsequently remitted to governmental authorities.

Revenue is recognized based on the following five-step model in accordance with ASC 606, Revenue from Contracts with Customers:

1. Identification of the contract with a customer

2. Identification of the performance obligations in the contract

3. Determination of the transaction price

4. Allocation of the transaction price to the performance obligations in the contract

8. REVENUE RECOGNITION (continued)

5. Recognition of revenue when, or as, the Company satisfies a performance obligation

The Company derives its revenues from Camp subscriptions, fitness challenges and events, and the sale of merchandise. Camp subscription fees are generally processed on a monthly basis at the beginning of the respective subscription period. Customers simultaneously receive and consume the benefits provided by the Company's performance of the Camp subscriptions. Therefore, revenue is recognized over the Camp subscription period using a time elapsed measure of progress following receipt of camp subscription fees. Fitness challenge and event revenue is recognized at the point in time when the challenge or event takes place. Merchandise revenue is recognized at the point in time when ownership, risks, and rewards transfer, which is generally when the product is shipped to the customer.

Disaggregation of revenue from contracts with customers

The following table disaggregates the Company's revenue based on the timing of satisfaction of performance obligations for the years ended December 31:

Timing of revenue recognition

	2021	2020
Performance obligations satisfied over time	$ 49,388,552	$ 55,358,451
Performance obligations satisfied at a point in time	3,834,532	3,737,414
	$ 53,223,084	$ 59,095,865

The Company has determined it does not have significant incremental costs of obtaining or fulfilling contracts with customers. Any costs are recorded within operating expenses as incurred.

9. PAYCHECK PROTECTION PROGRAM LOAN

As part of the federal government's response to the economic impacts of COVID-19, in March 2020, the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was enacted which, among other measures, provided for the Paycheck Protection Program (PPP) administered by the U.S. Small Business Administration (SBA). On April 17, 2020, the Company received a PPP loan in the amount of $996,900. Amounts due under the PPP loan bear interest at 1% per annum. Initially, monthly payments of principal and interest were deferred for 6 months after the note issuance date, with all unpaid principal and interest due upon maturity on April 17, 2022. On June 5, 2020, the Paycheck Protection Flexibility Act of 2020 (the "Flexibility Act") was signed into law. The Flexibility Act extended the payment deferral period to either 1) the date that the SBA notifies the borrower of the amount of loan forgiveness or 2) 10 months after the end of the covered period for loan forgiveness, as defined in the PPP loan, if the borrower does not apply for loan forgiveness. The Company applied for forgiveness and notification of forgiveness of the outstanding principal and interest was received on November 16, 2020. Loan forgiveness is reflected in other income in the accompanying consolidated statement of operations.

10. EMPLOYEE RETENTION CREDIT

Under the provisions of the CARES Act and the subsequent extension of the CARES Act, the Company was eligible for a refundable employee retention tax credit ("ERC") subject to certain criteria. The ERC provides eligible employers a refundable tax credit against the employer's share of social security taxes. During the year ended December 31, 2021, the Company recognized a $2 million gain from ERC which is reflected in other income in the accompanying consolidated statements of operations. Approximately $608,000 of the credit relates to payroll expenses incurred during the year ended December 31, 2020, however the Company did not qualify for the credit until 2021 which was retroactive back to expenses incurred beginning in March 2020. The Company has filed for refunds of the ERC and the full balance of the credit due to the Company is included in Prepaid expenses and other in the accompanying consolidated balance sheet as of December 31, 2021.

11. SUBSEQUENT EVENTS

In January 2022, 350,000 Series A Preferred Units were issued at a price of $1 per unit for total cash proceeds of $350,000. Subsequently, 217,500 Common Units were repurchased by the Company at a price of $1 per unit for a total amount of $217,500.